UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Can-Fite BioPharma Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.25 per share
American depositary shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share

(Title of Class of Securities)

13471N201

(CUSIP Number)

Ori Zanco, Adv.
c/o Capital Point, Ltd.
 One Azrieli Center, Tel Aviv,
Israel 6701101
 +972-(3)-607-0320

with copies to:

Perry, Wildes, Adv.
 Gross, Kleinhendler, Hodak, Halevy,
 Greenberg, Shenhav & Co.
 One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-4444

(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

May 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

CUSIP No. 13471N201	Page 2 of 6

1	NAME OF REPORTING PERSON. Capital Point Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,352,430 (*)
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 10,352,430 (*)
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,352,430 (*)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 10.38% (**)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(*)	This number is as of May 28, 2019. On May 21, 2019, when the obligation to file this Schedule 13D arose, this number was 8,818,830.

(**)
This percentage is as of May 28, 2019 is based on an aggregate of 99,721,638 Ordinary Shares issued and outstanding on May 22, 2019, based on the number of outstanding Ordinary Shares reported in the Issuer’s Rule 424(b)(5) prospectus filed with the Securities and Exchange Commission (“SEC”) on May 22, 2019 (the “Prospectus”) and taking into account the Ordinary Shares issued pursuant to the Prospectus. On May 21, 2019, when the obligation to file this Schedule 13D arose, this percentage was 17.76% based on 54,721,638 Ordinary Shares issued and outstanding as of May 19, 2019, as reported in the Prospectus.

This Schedule 13D is being filed by Capital Point Ltd. (“Capital Point”) to report the acquisition of American Depositary Shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share (the “Ordinary Shares”), of Can-Fite BioPharma Ltd. (the “Issuer”).

Item 1     Security and Issuer

                This Schedule 13D relates to the Ordinary Shares of the Issuer. The address of the Issuer’s principal executive office is: 10 Bareket Street, Kiryat Matalon, P.O. Box 7537, Petach-Tikva 4951778, Israel.

Item 2     Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship
Capital Point Ltd.	One Azrieli Center, Tel Aviv 6701101, Israel	Public Investment Company under Israeli law	Israel

Neither Capital Point, nor to the best knowledge of Capital Point, any of the persons set forth in Annex A hereto, have, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Please see Annex A for information regarding the directors and executive officers of Capital Point.

Item 3     Source and Amount of Funds or Other Considerations

On May 21, 2019, Capital Point purchased 293,961 ADSs (representing 8,818,830 Ordinary Shares) at a weighted average price of $3.48 per ADS, on May 22, 2019, Capital Point purchased 30,000 ADSs (representing 900,000 Ordinary Shares) at a weighted average price of $3.45 per ADS, and on May 28, 2019, Capital Point purchased 21,120 ADSs (representing 633,600 Ordinary Shares) at a weighted average price of $3.42 per ADS.1  The total amount of funds for such purchases was $1,198,714.68.  Proceeds from the sale of other investments were used to purchase the Ordinary Shares described herein.

Item 4     Purpose of Transaction

Capital Point purchased the Ordinary Shares because it determined that such shares represent an attractive investment opportunity.

On May 23, 2019, Capital Point sent a letter to the Board of Directors of the Issuer (the “Board”) stating that it had acquired more than 5% of the outstanding share capital of the Issuer and was exercising its right under the Issuer’s Amended and Restated Articles of Association and the Israeli Companies Law to demand that a special general meeting of shareholders be convened with notice of such meeting to be provided by June 13, 2019, the agenda for which would be: (i) to terminate the term of office of all four current members of the Board who are not external directors and (ii) to nominate five new directors in their place. In addition, the letter stated Capital Point’s intention to participate in any future capital raising that the Issuer intends to conduct and requested to receive notice in advance of any such capital raising to enable such participation. A copy of the letter translated from Hebrew is filed herewith as Exhibit 99.1 and incorporated herein by reference.  The description of the letter contained in this statement on Schedule 13D is qualified in its entirety by reference to Exhibit 99.1 hereto.

Capital Point may engage in discussions with Issuer’s management and the current Board with respect to the composition of the Board.  Capital Point may seek to discuss other topics, including but not limited to the Issuer’s business, operations, management, future plans, and strategic alternatives that may be available to it to address, among other things, the Issuer’s underperformance for shareholders. Capital Point may have such discussions with other shareholders of the Issuer and other industry or market participants. Capital Point intends to re-examine its investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations Capital Point deems material, Capital Point may from time to time acquire additional Ordinary Shares in the open market, block trades, negotiated transactions, or otherwise. Capital Point may also dispose of all or a portion of the Issuer’s securities in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, in each case subject to limitations under applicable law.

1 On May 21, 2019, prices ranged from $3.11 to $3.74 per ADS; on May 22, 2019, prices ranged from $3.08 to $3.45 per ADS; and on May 28, 2019, prices ranged from $2.86 to $3.08 per ADS.  Capital Point undertakes to provide, upon the request of the Staff of the SEC, full information regarding the number of shares purchased at each separate price.

Except as set forth above, neither Capital Point nor, to the best knowledge of Capital Point, any of the persons set forth in Annex A hereto, have any present plans or proposals with respect to the Issuer that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, Capital Point specifically reserves the right to adopt and purse one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5     Interest in Securities of the Issuer

The percentages below are based an aggregate of 99,721,638 Ordinary Shares issued and outstanding on May 22, 2019, based on the number of outstanding Ordinary Shares reported in  the Prospectus and taking into account the Ordinary Shares issued pursuant to the Prospectus, and 54,721,638 Ordinary Shares issued and outstanding as of May 19, 2019, when the obligation to file this Schedule 13D arose, as reported in the Prospectus.

(a), (b) As of May 28, 2019, Capital Point beneficially owned, and had voting and dispositive power over, 10,352,430 Ordinary Shares representing approximately 10.38% of the Ordinary Shares outstanding.  As of May 21, 2019, when the obligation to file this Schedule 13D arose, Capital Point beneficially owned, and had voting and dispositive power over, 8,818,830 Ordinary Shares representing approximately 17.76% of the Ordinary Shares outstanding. Information provided to Capital Point indicates that the persons named in Annex A hereto did not beneficially own any Ordinary Shares as of either May 21, 2019 or May 28, 2019.

(c) Neither Capital Point, nor to the best of knowledge of Capital Point, any of the persons named in Annex A hereto, have effected any transactions in the Ordinary Shares in the past 60 days, except as set forth herein.

(d)  Not applicable.

(e)  Not applicable.

Item 6     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7     Materials to Be Filed as Exhibits

Exhibit	Description
99.1	Letter to Issuer, dated May 23, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2019

CAPITAL POINT LTD.

/s/ Shay Itshak Lior
By:  Shay Itshak Lior
Title: co-Chief Executive Officer

/s/ Yossi Tamar
By: Yossi Tamar
Title: co-Chief Executive Officer

Annex A

Directors and Executive Officers of Capital Point Ltd.

Name	Role in Capital Point	Principal Business/Occupation	Citizenship
Shay Itshak Lior	Co-Chief Executive Officer	Co-Chief Executive Officer of Capital Point	Israel
Yossi Tamar	Co-Chief Executive Officer	Co-Chief Executive Officer of Capital Point	Israel
Avi Katzav	Chief Financial Officer	Chief Financial Officer of Capital Point	Israel
Dr. Shuki Gleitman	Chairman of the Board of Directors	Chairman of GIBF, GLK, and SGL. SGL Ltd. is a private investment and management company located at Habarzel 34, Tel Aviv, Israel.	Israel
Prof. Yehuda Kahana	Director	Chairman of YK Center, which is a collaborative effort to create innovative initiatives to achieve sustainable development located in Ramat Aviv, Tel Aviv.	Israel
Arie Weber	Director	Investment Banking at Scorpio Investment (A.W) Ltd., which is an investment banking firm located at Rival 24 St. Tel-Aviv, Israel.	Israel
Anat Arbiv Amiga	Director	Head of Project Accounting at a state-owned company.	Israel
Ori Maor Baron	Director	Legal Adviser at a state-owned company.	Israel and Lithuania

The business address for each director and officer is c/o Capital Point Ltd., One Azrieli Center, Tel Aviv 6701101, Israel.